SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                ----------------
                                   SCHEDULE TO
                                 (Rule 14d-100)
            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                               RSI HOLDINGS, INC.
                       (Name of Subject Company (Issuer))

                              BCM Acquisition Corp.
                                 Buck A. Mickel
                                Charles C. Mickel
                                  Minor M. Shaw
              (Name of Filing Persons (Offeror) and Other Persons)

                     Common Stock, par value $0.01 per share
                         (Title of Class of Securities)

                                   749723 10 2
                      (CUSIP Number of Class of Securities

                                 Buck A. Mickel
                                    President
                              BCM Acquisition Corp.
                              28 East Court Street
                                  P.O. Box 6847
                        Greenville, South Carolina 29606
                                 (864) 271-7171
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
               and Communications on Behalf of the Filing Person)

                                 with a copy to:
                             Lawson M. Vicario, Esq.
                     Wyche, Burgess, Freeman & Parham, P.A.
                         44 East Camperdown Way (29601)
                                  P.O. Box 728
                        Greenville, South Carolina 29602
                                 (864) 242-8203

                                                CALCULATION OF FILING FEE
------------------------------------------------------------ ---------------------------------------------------------
                  Transaction Valuation*                                      Amount of Filing Fee**
------------------------------------------------------------ ---------------------------------------------------------
                         $191,160                                                     $24.22
------------------------------------------------------------ ---------------------------------------------------------

* Estimated solely for purposes of calculating the amount of the filing fee. The calculation assumes the purchase of all outstanding common shares of RSI Holdings, Inc., par value $0.01 (the "Shares") (other than the 5,934,856 Shares owned by the BCM shareholders to be contributed to BCM upon satisfaction or waiver of the conditions to the tender offer) at a purchase price of $0.10 per Share, net to the seller in cash. As of October 12, 2004, there were 1,911,599 such Shares on a fully diluted basis.

**The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 3 for Fiscal Year 2005 issued by the Securities and Exchange Commission on September 30, 2004. Such fee equals .01267 percent of the value of the transaction.

[ ] Check the box if any part of the fee is offset as provided by 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form of Schedule and the date of its filing.

Amount Previously Paid:  N/A                          Filing Party: N/A
Form or Registration No.: N/A                         Date Filed: N/A

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

|X| third-party tender offer subject to Rule 14d-1.
[ ] issuer tender offer subject to Rule 13e-4.
|X| going-private transaction subject to Rule 13e-3.
|X| amendment to Schedule 13D under Rule 13d-2

Check the following if the filing is a final amendment reporting the results of the tender offer: [ ]

------------------------------------------------------------------------------------------------------------------------------------
CUSIP No. 749723 10 2
------------------------------------------------------------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

          BCM Acquisition Corp.   20-1732369
--------- --------------------------------------------------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)       X
                                                                                 ---
          (See Instructions)                                            (b)      ___
--------- --------------------------------------------------------------------------------------------------------------------------
3         SEC USE ONLY
--------- --------------------------------------------------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

          OO
--------- --------------------------------------------------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)      |_|

--------- --------------------------------------------------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          US
--------- --------------------------------------------------------------------------------------------------------------------------
                             7       SOLE VOTING POWER
        NUMBER OF
         SHARES                      0
      BENEFICIALLY
       OWNED BY              ------- -----------------------------------------------------------------------------------------------
         EACH                8       SHARED VOTING POWER
      REPORTING
        PERSON                       0
         WITH                ------- -----------------------------------------------------------------------------------------------
                             9       SOLE DISPOSITIVE POWER

                                     0
                             ------- -----------------------------------------------------------------------------------------------
                             10      SHARED DISPOSITIVE POWER

                                     0
---------------------------- ------- -----------------------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          6,368,188 (1)
--------- --------------------------------------------------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (See Instructions)                                                                            |_|
--------- --------------------------------------------------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          75.9%
--------- --------------------------------------------------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          CO
--------- --------------------------------------------------------------------------------------------------------------------------
(1)  The  number  of  shares  includes  all  shares  that  may be  deemed  to be beneficially owned by each of Buck A. Mickel and his siblings, Charles C. Mickel and Minor M. Shaw, who with BCM Acquisition Corp., the Purchaser,  are a "group"
for purposes of the tender offer.  Of these,  only 5,934,856  shares  (3,087,309 shares of Buck A. Mickel,  1,467,185  shares of Charles C. Mickel and  1,380,362 shares of Minor M. Shaw) are expected to be  contributed  to the Purchaser  upon satisfaction  or  waiver of the  conditions  to the  tender  offer.  The  shares underlying  currently  exercisable  stock options (226,666 for Buck A Mickel and
6,666 for Charles C.  Mickel) are  expected  to remain  unexercised  through the tender offer period. The 200,000 shares held by Mr. Buck A. Mickel's wife and by
Mr. Buck A. Mickel as custodian  for his minor child are expected to be tendered in connection with the tender offer.

------------------------------------------------------------------------------------------------------------------------------------
CUSIP No. 749723 10 2
--------- --------------------------------------------------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

          Buck A. Mickel
--------- --------------------------------------------------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)       X
                                                                                 ---
          (See Instructions)                                            (b)      ___
--------- --------------------------------------------------------------------------------------------------------------------------
3         SEC USE ONLY
--------- --------------------------------------------------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

          AF
--------- --------------------------------------------------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)        |_|

--------- --------------------------------------------------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          US
--------- --------------------------------------------------------------------------------------------------------------------------
                             7       SOLE VOTING POWER
        NUMBER OF
         SHARES                      3,463,975
      BENEFICIALLY
        OWNED BY             ------- -----------------------------------------------------------------------------------------------
          EACH               8       SHARED VOTING POWER
        REPORTING
          PERSON                     50,000
           WITH              ------- -----------------------------------------------------------------------------------------------
                             9       SOLE DISPOSITIVE POWER

                                     3,463,975
                             ------- -----------------------------------------------------------------------------------------------
                             10      SHARED DISPOSITIVE POWER

                                     50,000
---------------------------- ------- -----------------------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          6,368,188 (1)
--------- --------------------------------------------------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (See Instructions)                                                                             |_|
--------- --------------------------------------------------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          75.9%
--------- --------------------------------------------------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          IN
--------- --------------------------------------------------------------------------------------------------------------------------
(1)  The  number  of  shares  includes  all  shares  that  may be  deemed  to be beneficially owned by each of Buck A. Mickel and his siblings, Charles C. Mickel and Minor M. Shaw, who with BCM Acquisition Corp., the Purchaser,  are a "group"
for purposes of the tender offer.  Of these,  only 5,934,856  shares  (3,087,309 shares of Buck A. Mickel,  1,467,185  shares of Charles C. Mickel and  1,380,362 shares of Minor M. Shaw) are expected to be  contributed  to the Purchaser  upon satisfaction  or  waiver of the  conditions  to the  tender  offer.  The  shares underlying  currently  exercisable  stock options (226,666 for Buck A Mickel and
6,666 for Charles C.  Mickel) are  expected  to remain  unexercised  through the tender offer period. The 200,000 shares held by Mr. Buck A. Mickel's wife and by
Mr. Buck A. Mickel as custodian  for his minor child are expected to be tendered in connection with the tender offer.

------------------------------------------------------------------------------------------------------------------------------------
CUSIP No. 749723 10 2
------------------------------------------------------------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

          Charles C. Mickel
--------- --------------------------------------------------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)       X
                                                                                 ---
          (See Instructions)                                            (b)      ___
--------- --------------------------------------------------------------------------------------------------------------------------
3         SEC USE ONLY
--------- --------------------------------------------------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

          AF
--------- --------------------------------------------------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)         |_|

--------- --------------------------------------------------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          US
--------- --------------------------------------------------------------------------------------------------------------------------
                             7       SOLE VOTING POWER
        NUMBER OF
         SHARES                      1,473,851
      BENEFICIALLY
        OWNED BY             ------- -----------------------------------------------------------------------------------------------
          EACH               8       SHARED VOTING POWER
        REPORTING
          PERSON                     0
           WITH              ------- -----------------------------------------------------------------------------------------------
                             9       SOLE DISPOSITIVE POWER

                                     1,473,851
                             ------- -----------------------------------------------------------------------------------------------
                             10      SHARED DISPOSITIVE POWER

                                     0
---------------------------- ------- -----------------------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          6,368,188 (1)
--------- --------------------------------------------------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (See Instructions)                                                                              |_|

--------- --------------------------------------------------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          75.9%
--------- --------------------------------------------------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          IN
--------- --------------------------------------------------------------------------------------------------------------------------
(1)  The  number  of  shares  includes  all  shares  that  may be  deemed  to be beneficially owned by each of Charles C. Mickel and his siblings, Buck A. Mickel and Minor M. Shaw, who with BCM Acquisition Corp., the Purchaser,  are a "group"
for purposes of the tender offer.  Of these,  only 5,934,856  shares  (3,087,309 shares of Buck A. Mickel,  1,467,185  shares of Charles C. Mickel and  1,380,362 shares of Minor M. Shaw) are expected to be  contributed  to the Purchaser  upon satisfaction  or  waiver of the  conditions  to the  tender  offer.  The  shares underlying  currently  exercisable  stock options (226,666 for Buck A Mickel and
6,666 for Charles C.  Mickel) are  expected  to remain  unexercised  through the tender offer period. The 200,000 shares held by Mr. Buck A. Mickel's wife and by
Mr. Buck A. Mickel as custodian  for his minor child are expected to be tendered in connection with the tender offer.


------------------------------------------------------------------------------------------------------------------------------------
CUSIP No. 749723 10 2
------------------------------------------------------------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

          Minor M. Shaw
--------- --------------------------------------------------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)       X
                                                                                 ---
          (See Instructions)                                            (b)      ___
--------- --------------------------------------------------------------------------------------------------------------------------
3         SEC USE ONLY
--------- --------------------------------------------------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

          AF
--------- --------------------------------------------------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)         |_|

--------- --------------------------------------------------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          US
--------- --------------------------------------------------------------------------------------------------------------------------
                             7       SOLE VOTING POWER
        NUMBER OF
         SHARES                      1,380,362
      BENEFICIALLY
         OWNED BY            ------- -----------------------------------------------------------------------------------------------
          EACH               8       SHARED VOTING POWER
       REPORTING
         PERSON                      0
          WITH               ------- -----------------------------------------------------------------------------------------------
                             9       SOLE DISPOSITIVE POWER

                                     1,380,362
                             ------- -----------------------------------------------------------------------------------------------
                             10      SHARED DISPOSITIVE POWER

                                     0
---------------------------- ------- -----------------------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          6,368,188 (1)
--------- --------------------------------------------------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (See Instructions)                                                                              |_|

--------- --------------------------------------------------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          75.9%
--------- --------------------------------------------------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*
          IN
--------- --------------------------------------------------------------------------------------------------------------------------
(1)  The  number  of  shares  includes  all  shares  that  may be  deemed  to be beneficially owned by each of Minor M. Shaw and her siblings, Buck A. Mickel and
Charles C. Mickel, who with BCM Acquisition Corp., the Purchaser,  are a "group"
for purposes of the tender offer.  Of these,  only 5,934,856  shares  (3,087,309 shares of Buck A. Mickel,  1,467,185  shares of Charles C. Mickel and  1,380,362 shares of Minor M. Shaw) are expected to be  contributed  to the Purchaser  upon satisfaction  or  waiver of the  conditions  to the  tender  offer.  The  shares underlying  currently  exercisable  stock options (226,666 for Buck A Mickel and
6,666 for Charles C.  Mickel) are  expected  to remain  unexercised  through the tender offer period. The 200,000 shares held by Mr. Buck A. Mickel's wife and by
Mr. Buck A. Mickel as custodian  for his minor child are expected to be tendered in connection with the tender offer.

                                  INTRODUCTION

         This Tender Offer Statement and Schedule 13E-3 Transaction Statement on Schedule TO (the "Schedule TO") is filed by BCM Acquisition Corp., a South Carolina corporation ("Purchaser"). This Schedule TO relates to the proposed offer by Purchaser to purchase any and all outstanding shares of common stock, par value $0.01 per share, of RSI Holdings, Inc., a North Carolina corporation (the "Company"), at a purchase price of $0.10 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase attached hereto as Exhibit (a)(1)(i). The Offer to Purchase has not been mailed to RSI's shareholders pending its review by the Securities and Exchange Commission.

         The information set forth in the Offer to Purchase, including all schedules thereto, is hereby expressly incorporated herein by reference in response to all items of this Schedule TO, including, without limitation, all of the information required by Schedule 13E-3 that is not included or covered by the items in Schedule TO.

Item 1: Summary Term Sheet

See the sections of the Offer to Purchase captioned "Summary Term Sheet" and "Questions and Answers about the Tender Offer".

Item 2: Subject Company Information

(a) See the section of the Offer to Purchase captioned "The Offer - Certain Information Concerning RSI".

(b) See the section of the Offer to Purchase captioned "Introduction".

(c) See the section of the Offer to Purchase captioned "The Offer - Price Range of Shares; Dividends".

Item 3: Identity and Background of Filing Person

(a) See the sections of the Offer to Purchase captioned "The Offer - Certain Information Concerning BCM" and "Special Factors - Conflicts of Interest" and Schedule A to the Offer to Purchase ("Information Concerning the Shareholders of BCM").

(b) See the section of the Offer to Purchase captioned "Certain Information Concerning BCM" and Schedule A to the Offer to Purchase ("Information Concerning the Shareholders of BCM").

(c) See the section of the Offer to Purchase captioned "The Offer - Certain Information Concerning BCM" and Schedule A to the Offer to Purchase ("Information Concerning the Shareholders of BCM").

Item 4: Terms of the Transaction

(a) See the sections of the Offer to Purchase captioned "Summary Term Sheet", "Questions and Answers about the Tender Offer", "Introduction", "Special Factors - Background of the Offer", "Special Factors - Certain Effects of the Offer", "The Offer - Terms of the Offer", "The Offer - Acceptance for Payment and Payment for Shares", "The Offer - Contribution of Mickel Shares", "The Offer - Procedure for Tendering Shares", "The Offer - Rights of Withdrawal", "The Offer - Certain Conditions of the Offer" and "The Offer - Certain Information Concerning RSI".

Item 5: Past Contacts, Transactions, Negotiations and Agreements

(a) See the sections of the Offer to Purchase captioned "Special Factors - Background of the Offer", "Special Factors - Conflicts of Interest", "The Offer - Certain Information Concerning BCM", Schedule A to the Offer to Purchase ("Information Concerning the Shareholders of BCM") and Schedule B to the Offer to Purchase ("Security Ownership of Certain Beneficial Owners and Management").

(b) See the sections of the Offer to Purchase captioned "Special Factors - Background of the Offer", "Special Factors - Conduct of RSI's Business if the Offer is Not Completed", "Special Factors - Purpose of the Tender Offer; the Plans of BCM; Consideration of Alternatives", "The Offer - Certain Information Concerning BCM" and Schedule C to the Offer to Purchase ("Certain Relationships").

Item 6: Purpose of the Transaction and Plans or Proposals

(a) and (c) (1)-(7) See the sections of the Offer to Purchase captioned "Introduction", "Special Factors - Background of the Offer", "Special Factors - Purpose of the Tender Offer; the Plans of BCM; Consideration of Alternatives", "The Offer - Certain Effects of the Offer" and "Special Factors - Conduct of RSI's Business if the Offer is Not Completed".

Item 7: Source and Amount of Funds or Other Consideration

(a) See the section of the Offer to Purchase captioned "The Offer - Source and Amount of Funds".

(b)      None.

(d):     Not applicable.

Item 8: Interest in Securities of the Subject Company

(a) See the sections of the Offer to Purchase captioned "Introduction" and Schedule B to the Offer to Purchase ("Security Ownership of Certain Beneficial Owners and Management").

(b) See the section of the Offer to Purchase captioned "The Offer - Certain Information Concerning BCM".

Item 9: Persons/Assets Retained, Employed, Compensated or Used

(a) See the sections of the Offer to Purchase captioned "Introduction" and "The Offer - Fees and Expenses".

Item 10: Financial Statements

(a) The financial statements of the Purchaser are not material to the Offer.

(b) Pro forma financial statements of the Purchaser are not material to the Offer.

Item 11: Additional Information

(a)(1) See the section of the Offer to Purchase captioned "The Offer - Certain Information Concerning BCM".

(a)(2) See the sections of the Offer to Purchase captioned "Introduction", "The Offer - Acceptance for Payment and Payment for Shares",, "The Offer - Procedure for Tendering Shares", "The Offer - Merger; Dissenters' Rights; `Going Private' Rules" and "The Offer - Certain Legal Matters".

(a)(3) See the section of the Offer to Purchase captioned "The Offer - Certain Legal Matters".

(a)(4) See the sections of the Offer to Purchase captioned "The Offer - Certain Legal Matters".

(a)(5)   None.

(b) The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 12: Exhibits

Exhibit Number             Title
--------------             ------

(a)(1)(i)                  Offer to Purchase (This document has not been mailed to RSI's shareholders pending its review by the
                           Securities and Exchange Commission.)

(b)                        None.

(d)                        None.

(g)                        None.

(h)                        None.

Item 13: Additional Information Required By Schedule 13E-3

         Item 2: Subject Company Information

         (d) See the section of the Offer to Purchase captioned "The Offer - Price Range of Shares; Dividends".

         (e) Not applicable.

         (f) See the section of the Offer to Purchase captioned "The Offer - Certain Information about BCM".

         Item 4: Terms of the Transaction

         (c) None.

         (d) See the section of the Offer to Purchase captioned "The Offer - Merger; Dissenters' Rights; `Going Private' Rules".

         (e) See the section of the Offer to Purchase captioned "The Offer - Certain Information Concerning BCM".

         (f) Not applicable.

         Item 5: Past Contacts, Transactions, Negotiations and Agreements

         (c) See the sections of the Offer to Purchase captioned "Introduction" and "Special Factors - Background of the Offer".

         (e) See the sections of the Offer to Purchase captioned "Introduction", "Special Factors - Background of the Offer", "The Offer - Contribution of Mickel Shares" and "The Offer - Certain Information Concerning BCM".

         Item 6: Purposes of the Transaction and Plans or Proposals

         (b) See the sections of the Offer to Purchase captioned "Introduction", "Questions and Answers about the Tender Offer", "Special Factors - Purpose of the Tender Offer; the Plans of BCM; Consideration of Alternatives", "The Offer - Merger; Dissenters' Rights; `Going Private' Rules" and "The Offer - Certain Effects of the Offer".

         (c)(8)   See the section of the Offer to Purchase captioned "The Offer
                  - Merger; Dissenters' Rights; `Going Private' Rules".

         Item 7: Purposes, Alternatives, Reasons and Effects

         (a), (b) and (c)
                  See the sections of the Offer to Purchase captioned "Introduction", "Questions and Answers about the Tender Offer", "Special Factors - Background of the Offer", "Special Factors - Purpose of the Tender Offer; the Plans of BCM; Consideration of Alternatives", and "Special Factors - Purchaser's Position Regarding the Fairness of the Offer".

         (d)      See the sections of the Offer to Purchase captioned "The Offer
                  - Certain Effects of the Offer", "Special Factors - Conduct of RSI's Business if the Offer is Not Completed" and "The Offer - Merger; Dissenters' Rights; `Going Private' Rules".

         Item 8: Fairness of the Transaction

         (a), (b), (c), (d), (e) and (f)
                  See the sections of the Offer to Purchase captioned "Questions and Answers about the Tender Offer", "Special Factors - Background of the Offer", "Special Factors - Purpose of the Tender Offer; the Plans of BCM; Consideration of Alternatives" and "Special Factors - Purchaser's Position Regarding the Fairness of the Offer".

         Item 9: Reports, Opinions, Appraisals and Negotiations

         (a) See the section of the Offer to Purchase captioned "Special Factors - Purchaser's Position Regarding the Fairness of the Offer"

         (b) and (c) Not applicable.

         Item 10: Source and Amount of Funds or Other Consideration

         (c)      See the section of the Offer to Purchase captioned "The Offer
                  - Fees and Expenses".

         Item 12: The Solicitation or Recommendation

         (d) See the section of the Offer to Purchase captioned "Special Factors - Conflicts of Interest" and "The Offer - Certain Information Concerning BCM".

         (e) Except as set forth in the sections of the Offer to Purchase captioned "Special Factors - Background of the Offer", "Special Factors - Purchaser's Position Regarding the Fairness of the Offer" and "The Offer - Certain Information Concerning RSI", the filing person is not aware of any officer, director or affiliate of the Company or any person listed on Schedule A to the Offer to Purchase who has made a recommendation either in support of or against the Offer.

         Item 13: Financial Statements

         (a) and (c) See the section of the Offer to Purchase captioned
                  "The Offer - Certain Information Concerning RSI". The financial statements included in RSI's Annual Report on Form 10-KSB for the year ended August 31, 2003 are incorporated herein by this reference.

          (b) Pro forma financial statements of the Company are not material to the Offer.

         Item 14: Persons/Assets Retained, Employed, Compensated or Used

         (b)      None.

         Item 16: Exhibits

         (c) Not applicable.

         (f) Not applicable.

                                   SIGNATURE
         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          BCM ACQUISITION CORP.



                                          By:  /s/ Buck A. Mickel
                                             --------------------------------
                                          Name: Buck A. Mickel
                                          Title: President

Dated: October 13, 2004

                                  EXHIBIT INDEX

Exhibit Number           Title
(a)(1)                   Offer to Purchase
                         (This document has not been mailed to RSI's shareholders pending its review by the Securities and Exchange Commission.)
(b)                      None.
(c)                      None.
(d)                      None.
(f)                      None.
(g)                      None.
(h)                      None.